The Hartford Mutual Funds II, Inc.

690 Lee Road

Wayne, PA 19087

September 15, 2021

VIA EDGAR CORRESPONDENCE

Samantha A. Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File No. 333-258850)

Dear Ms. Brutlag:

We are writing in response to comments you provided telephonically to Corey Rose, of Dechert LLP, and me on September 9, 2021 in connection with your review of the Form N-14 proxy statement/registration statement on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), related to the proposed reorganization of Schroder Core Bond Fund (“Acquired Fund”), a series of Schroder Series Trust, into Hartford Schroders Sustainable Core Bond Fund (“Acquiring Fund”), a series of the Registrant, which was filed on August 16, 2021.

On behalf of the Registrant, we have reproduced your questions/comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a pre-effective amendment to the registration statement. Capitalized terms have the same meaning as defined in the proxy statement/registration statement.

1.	Comment:	In the response to the following question, “Will there be any changes to the Target Fund shareholders’ fees and expenses as a result of the Reorganization?” please bold the following text:

“Following the expiration of the two-year expense reimbursement agreement, it is possible that the total annual fund operating expenses of certain share classes of the Acquiring Fund may be higher than the total annual fund operating expenses of the corresponding share class of the Target Fund, based in part on the asset size of the Acquiring Fund at that time.”

	Response:	The Registrant will revise the disclosure consistent with this comment.

2.	Comment:	In the response to the same question, please switch the order of the first and second paragraphs.

	Response:	The Registrant will revise the disclosure consistent with this comment.

3.	Comment:	Please bold exhibit names throughout the registration statement.

	Response:	The Registrant will revise the disclosure consistent with this comment.

4.	Comment:	Please include language under “Comparison of Principal Risks” on page 7 of the combined proxy statement/prospectus to clarify whether the three additional risks mentioned are the only substantive differences between the risks disclosed for the Acquired and Acquiring Funds or if there are any other relevant differences. This language should address any substantive differences not mere differences in wording. Please also bold each additional risk to make clear that these risks are new or different between the Acquired and Acquiring Funds.

	Response:	The Registrant will revise the disclosure consistent with this comment.

5.	Comment:	Please make any material changes to this registration statement that will be made to the final prospectus and statement of additional information of the Acquiring Fund, as applicable.

	Response:	The Registrant will revise the disclosure consistent with this comment.

6.	Comment:	Page 12 of the combined proxy statement/prospectus states that the Target Board determined that “the interests of the Target Fund’s shareholders will not be diluted as a result of the Reorganization.” Please consider also including corresponding statements where relevant earlier in the registration statement.

	Response:	The Registrant will add disclosure consistent with this comment to the Question and Answer section of the document.

Should you have any questions, please feel free to contact the undersigned at (610) 386-1789 or at michelle.lombardo@hartfordfunds.com or Corey F. Rose of Dechert LLP at (202) 261-3314 or corey.rose@dechert.com.

Sincerely,

/s/ Michelle M. Lombardo

Michelle M. Lombardo

Assistant Secretary

cc:	Corey F. Rose, Esq.